# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gold Royalty Corp., CIK 0001834026
CUSIP: 38071H106
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia Canada (A1), V6E 4A2
Date of event which requires filing of this statement: 01/13/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 26,117,792; sole dispositive power 0; shared dispositive power 26,117,792; aggregate amount beneficially owned 26,117,792 (11.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 26,117,792 common shares, no par value ("Common Shares") of Gold Royalty Corp. held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Holdings, S.A. de C.V.
  
  Note in relation to Item 13: This percentage is calculated based upon 223,375,625 Common Shares outstanding on December 11, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on December 11, 2025.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 26,117,792; sole dispositive power 0; shared dispositive power 26,117,792; aggregate amount beneficially owned 26,117,792 (11.7% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 223,375,625 Common Shares outstanding on December 11, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on December 11, 2025.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 26,117,792; sole dispositive power 0; shared dispositive power 26,117,792; aggregate amount beneficially owned 26,117,792 (11.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 26,117,792 Common Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 223,375,625 Common Shares outstanding on December 11, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on December 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Gold Royalty Corp.
Address of issuer's principal executive offices: 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia Canada (A1), V6E 4A2
Comment:
This statement on Schedule 13D amends the Schedule 13D of Tether Holdings, S.A. de C.V., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity ("Tether Investments"), and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on October 24, 2025 as amended by Amendment No. 1 filed on November 3, 2025, Amendment No. 2 filed on November 18, 2025 and Amendment No. 3 filed on December 1, 2025 (as amended, the "Schedule 13D") with respect to the common shares, without par value ("Common Shares") of Gold Royalty Corp., a company incorporated under the laws of Canada (the "Issuer").

This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.), an El Salvador entity, Tether Investments, and Giancarlo Devasini (collectively, the "Reporting Persons") and and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 26,117,792 Common Shares, representing 11.7% of the outstanding Common Shares. This percentage is calculated based on 223,375,625 Common Shares outstanding on December 11, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on December 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 26,117,792 Common Shares.
Transactions in the class effected during the past sixty days: Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons since the Reporting Persons' most recent filing on December 1, 2025.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
Schedule B Open Market Purchases
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (01/15/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (01/15/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (01/15/2026)